<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />
Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company:  Washington Group International, Inc.
Commission File No. 001-12054
Date:  September 6, 2007

The following article appeared in the Fall issue of The Washington Way, a magazine published by Washington Group International.

URS to Acquire Washington Group International

URS Corporation (NYSE: URS) and Washington Group International (NYSE: WNG) announced at the end of May that they have signed a definitive agreement for the acquisition of Washington Group International by URS in a cash and stock transaction valued at approximately $2.6 billion.

The transaction would combine two world-class engineering and construction companies, expand the capabilities of both firms and capitalize on their positions in important high-growth sectors, including power, infrastructure, and environmental management.

Martin M. Koffel, chairman and chief executive officer of URS, said, “Through this combination, both companies will be better positioned to capture growth from favorable trends across the engineering and construction sectors, including the increased investment in infrastructure projects, the focus on emissions reduction and energy independence in the power market, and the increased use of outsourcing by federal agencies, such as the U.S. Departments of Defense and Energy.

“Together, we will have the resources to meet increasing client demand for a single firm that can provide the full range of engineering and construction services required for large, complex projects in these high-growth markets, both in the United States and abroad. In addition, our clients will benefit from the combined firm’s expanded capabilities in the oil and gas, industrial process, facilities design, and management, mining, and homeland security sectors.”

For employees and their families, the combined company would offer increased opportunities for the future. Both URS and Washington Group have growing businesses in dynamic markets.

“We have great respect for the URS team, our businesses complement each other, and we have highly compatible cultures,” said Stephen Hanks, Washington Group International president and chief executive officer. “The employees of both companies will enjoy the benefits of being part of a robust global organization, with a diverse portfolio of businesses and services and broad career opportunities.”

The companies’ combined 2006 revenues would have been $7.6 billion, the fourth highest among U.S. publicly traded engineering and construction companies. The combined company would employ more than 54,000 employees worldwide.

The transaction is subject to stockholder approvals and is expected to close in the fourth quarter of 2007. Until this occurs, Washington Group and URS remain separate, independent companies.

Once the transaction has been completed, Washington Group would operate as the Washington Group Division of URS Corporation and would continue to be headquartered in Boise, Idaho. Washington Group’s benefit plans would remain substantially unchanged through Dec. 31, 2008. For benefits beyond that, there would be a team put together, including people from both organizations, to analyze compensation and benefits programs. (At many of the government sites, benefit plans are determined in conjunction with the customer, and they will not change unless changes are made through the usual process.)

“Both companies are in a growth mode, and we will continue to be focused on attracting, retaining, and continually developing the best talent in the industry,” Hanks said.

The combined company would offer a full range of engineering, construction, operations, and maintenance services for both fossil fuel and nuclear power plants globally. It also would have one of the largest teams of nuclear scientists and engineers in the industry, as well as a leading nuclear decommissioning and remediation business, enabling it to meet the anticipated resurgence in the nuclear energy market.

In the infrastructure market, the combined entity would be positioned to meet growing demand for comprehensive services on large, complex transportation and water/wastewater projects around the world. In addition, the combined company would be a major contractor to the federal government, including a top-five provider of technical services to the U.S. Department of Defense and a top provider of engineering, management, and environmental services to the U.S. Department of Energy.

Koffel would remain chief executive officer of the combined company. Upon completion of the transaction, one current member of the Washington Group Board of Directors will join an expanded URS Board of Directors.

More information about the proposed merger is available at www.urs-wng.com.

IMPORTANT INFORMATION: In connection with the proposed transaction, URS and Washington Group filed with the Securities and Exchange Commission (the “SEC”) a preliminary joint proxy and will be filing other documents with the SEC including the filing by URS of a registration statement on Form S-4 and the filing by URS and Washington Group of a related definitive joint proxy statement/prospectus. Investors and security holders are urged to read the preliminary proxy and, when available, the registration statement on Form S-4 and the related definitive joint proxy/prospectus. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC (i) by URS, by contacting URS Investor Relations at 877-877-8970 and (ii) by Washington Group, by contacting Washington Group Investor Relations at 866-964-4636.

IMPORTANT NOTE: Statements contained in this document that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized and other factors discussed more fully in the Joint Proxy Statement/Prospectus of URS and Washington Group intended to be filed, and other reports subsequently filed from time to time, with the SEC. These forward-looking statements represent only URS’ and Washington Group’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither URS nor Washington Group assumes any obligation to update any forward-looking statements.